UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
Amendment No. 1

Under the Securities Exchange Act of 1934

Liz Claiborne Inc.
(Name of Issuer)
Common Stock, par value $1 per share
(Title of Class of Securities)
539320101
(CUSIP Number)

12/31/11
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]          Rule 13d-1(b)
Rule 13d-1(c)
Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 539320101	SCHEDULE 13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aristeia Capital, L.L.C. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0
12	TYPE OF REPORTING PERSON* IA
____________________

(1)
The shares or other interests described herein are held by one or more of Aristeia Master, L.P., Aristeia Holdings Ltd., Aristeia International Limited and Aristeia Partners, L.P. (the “Funds”).  Aristeia Capital, L.L.C. (the “Reporting Person”) is the investment manager of the Funds and has voting and investment control with respect to the shares or other interests held by the Funds.  Although each of the Reporting Person and certain of its affiliates may be deemed the beneficial owner of the shares held by the Funds pursuant to Rule 13d-3 under the Act, none owns such shares directly.  Each of the Reporting Person and such affiliates disclaims beneficial ownership of the shares held by the Funds except to the extent of their respective economic interests in each Fund.

CUSIP No. 539320101	SCHEDULE 13G	Page 3 of 5 Pages

Item 1(a).            Name of Issuer:

Liz Claiborne Inc.

Item 1(b).            Address of Issuer's Principal Executive Offices:

          1441 Broadway New York, NY 10018

Item 2(a).            Name of Person Filing.
Item 2(b).            Address of Principal Business Office or, if None, Residence.
Item 2(c).            Citizenship.

Aristeia Capital, L.L.C.
136 Madison Avenue, 3rd Floor
New York, NY  10016
Delaware limited liability company

Item 2(d).            Title of Class of Securities:

Common Stock, par value $1 per share

Item 2(e).            CUSIP Number:

539320101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

[ X ]         An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

Item 4.	Ownership.

The following is information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 as of 12/31/11:

(a)          Amount beneficially owned:  0

(b)          Percent of Class:  0

(c)          Number of shares as to which such person has:

               (i)           sole power to vote or direct the vote:  0

               (ii)          shared power to vote or direct the vote:  0

CUSIP No. 539320101	SCHEDULE 13G	Page 4 of 5 Pages

(iii)           sole power to dispose or direct the disposition of:  0

(iv)           shared power to dispose or direct the disposition of:  0

Item 5.                 Ownership of Five Percent or Less of a Class.

[X]

Item 6.                 Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.                 Identification and Classification of the Subsidiary Which Acquired the Security
        Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.                 Identification and Classification of Members of the Group.

Not Applicable

Item 9.                 Notice of Dissolution of Group.

Not Applicable

Item 10.               Certification.

Certification pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 539320101	SCHEDULE 13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 02/14/12

                      ARISTEIA CAPITAL, L.L.C.

                      By: Robert H. Lynch, Jr.
                             Name: Robert H. Lynch, Jr.
                             Title:   Manager